File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

J.P. Morgan Exchange-Traded Fund Trust

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

Please send all communications, notices and orders to:

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

With a copy to:

Jon S. Rand, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Page 1 of 42 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 28, 2017

I.	INTRODUCTION

A.	SUMMARY OF REQUEST

In this application (this “Application”), the undersigned applicants, J.P. Morgan Exchange-Traded Fund Trust (the “Trust”) and J.P. Morgan Investment Management Inc. (the “Initial Adviser,” and together with the Trust, the “Applicants”),1 apply for and request an order of the U.S. Securities and Exchange Commission (“Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).

The requested Order would permit Applicants to operate actively managed exchange-traded funds (“ETFs”). To a very large extent, the Funds (defined below) will operate in the same manner as existing ETFs. The primary difference between the Funds and other ETFs is that, in connection with the creation and redemption of Creation Units (defined below), the delivery or receipt of any portfolio securities in-kind will be required to be effected through a confidential brokerage account (“Confidential Account”) with an agent, such as State Street Bank and Trust or Bank of New York Mellon (“AP Representative”) for the benefit of an “Authorized Participant,” (defined below) which is generally a DTC Participant (defined below) that has executed a “Participant Agreement” with the Distributor (defined below) with respect to the creation and redemption of Creation Units and formed a Confidential Account for its benefit in accordance with the terms of the Participant Agreement. For purposes of creations or redemptions, all transactions will be effected through that Confidential Account, for the benefit of the Authorized Participant without disclosing the identity of such securities to the Authorized Participant except as required by law. Each AP Representative will be given, before the commencement of trading each Business Day (defined below), both the holdings of the Fund and their relative weightings as of the close on the prior day. This information will permit an Authorized Participant, or other market participant that has established a Confidential Account with an AP Representative, to instruct the AP Representative to buy and sell positions in the portfolio securities to permit Bona Fide Arbitrage, as defined in Section III.N. below. By not publically disclosing the constituents of the Creation Basket (defined below) or the portfolio constituents, the Funds are designed to protect the proprietary investment strategies of each Fund’s Adviser (defined below). In lieu of daily portfolio transparency, the Funds will disclose other data to the marketplace designed to provide adequate information to market participants to permit an arbitrage mechanism that will keep the trading price of the Shares at or close to their NAV per Share. This will include providing, on one second intervals throughout the trading day, a verified intraday indicative value, which will be subject to board approved procedures and the oversight of the Fund’s chief compliance officer. This verified intraday indicative value will be available to all investors and shareholders.

In all other respects, Applicants believe the requested Order is similar to other orders that have been issued by the Commission approving the operation of ETFs. Specifically, the requested Order would apply to actively-managed series of the Trust and would permit, among other things:

•	issuance by a Fund of shares (“Shares”) in specified large aggregations of individual Shares (each such specified aggregation of Shares a “Creation Unit”) by Authorized Participants on any day at the NAV (as defined below);

•	redemption of Shares in Creation Units by an Authorized Participant through a Confidential Account with an AP Representative for the Authorized Participant that is contractually restricted from disclosing the portfolio securities of the Fund;

[1]

All existing entities that currently intend to rely on the Order are named as Applicants. Any other existing entity or future entity that relies on the Order will comply with the terms and conditions of the Order.

•	secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), BATS Exchange, Inc. (“BATS”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

•	certain affiliated persons of the Funds to deposit securities into, and receive securities from, such Funds, in connection with the purchase and redemption of aggregations of Shares of such investment company;

•	registered management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by an Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Acquiring Management Companies,” such UITs are referred to as “Acquiring Trusts,” and Acquiring Management Companies and Acquiring Trusts are collectively referred to as “Acquiring Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

•	the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants request that the Order apply to the new series identified and described in Exhibit B hereto and mentioned in Section II.A below (the “Initial Fund”) and any additional series of the Trust, and any other open-end management investment company or series thereof that seeks to rely upon the relief requested herein (“Future Funds” and together with the Initial Fund, “Funds”) that (1) invest primarily in U.S. listed exchange-traded equity securities and (2) operate as ETFs. In seeking to achieve its investment objective, each Fund would utilize an “active” management strategy for security selection and portfolio construction.2 Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each such entity or any successor thereto, an “Adviser”) and (b) comply with the terms and conditions of this Application. These Funds are designed to deliver improved efficiencies and flexibilities relative to mutual funds for both portfolio managers and investors that potentially include:

•	Cost savings related to the elimination or reduction of transfer agency fees and the associated account maintenance expenses;

•	Management by professional active managers with a more efficient structure than currently available;

•	Improved tax efficiency through the reduction in capital gains associated with the in-kind transfer of securities from the ETF to Authorized Participants and the accompanying cost-basis step up;

•	Increased Adviser flexibility associated with the reduction of embedded capital gains;

•	Ability for Adviser to implement proprietary investment strategies without concern for “free riding” or “front running” by other investors and/or managers;

•	Reduction of “cash drag” to the ETF attributable to the in-kind creation process;

•	Possibility for access to professional managers not currently available to retail investors in an ETF;

•	Real-time access to actively-managed funds for investors given their ability to transact at negotiated prices intraday on Exchanges;

•	Simplification of investor choice through the elimination of multiple share classes and a single price point for access; and

•	The potential to list options on the ETF may provide investors with additional tools for controlling risk.

[2]	In order to implement each Fund’s investment strategy, the Adviser and any Sub-Adviser(s) of a Fund may review and change the securities, instruments or other assets or positions held by the Fund daily.

B.	STANDARDS FOR RELIEF TO BE GRANTED BY THE COMMISSION

Applicants believe that the availability of a verified intraday indicative value throughout the day, the ability of Authorized Participants to purchase and redeem Creation Units on any Business Day, and the ability of market participants, including Authorized Participants, to engage in Bona Fide Arbitrage between Shares and portfolio securities will permit the intraday trading of Shares to be at or near the Funds’ NAV per Share without the need for daily disclosure of the Funds’ portfolio securities.

Applicants also believe the proposed operation of the Funds will bring significant advantages to investors that wish to invest in actively-managed funds. These advantages include: (i) the ability to purchase or sell Shares at a real-time price, on an intraday basis, on an Exchange; (ii) lower operational costs because there will be no need to maintain shareholder accounts; and (iii) enhanced tax efficiency, which will also have a positive impact on yields.3 Applicants further believe that the proposed operational structure of the Funds will permit an Adviser to manage the Funds using proprietary investment strategies without being susceptible to “front running” and “free riding” by other investors and/or managers which could otherwise harm, and result in substantial costs to, the Funds.

In light of these advantages, Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and 12(d)(1) Relief collectively, will be referred to herein as the “Relief.”

Because of the unique operational structure of the Funds, this Application addresses how that structure would address both (1) the issues raised by the Commission with respect to other actively managed ETFs and (2) the issues raised by the Commission in a public notice with respect to an application filed by Precidian ETFs Trust, Precidian Funds LLC, and Foreside Fund Services, LLC with respect to certain other actively managed ETFs.4

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Commission under the Act.

II.	THE APPLICANTS

A.	THE TRUST

The Trust is a statutory trust organized under the laws of Delaware. The Trust has registered under the Act with the Commission as an open-end management investment company with multiple series, and is overseen by a Board of Trustees (the “Board”). The Board maintains the composition requirements of Section 10 of the Act. The

[3]	Applicants note that the Funds will operate with the same in-kind creation and redemption process that has provide tax efficiency for existing traditional ETFs. In a creation, for either a traditional ETF or a Fund, a pro rata slice of a Fund’s portfolio, beneficially owned by an Authorized Participant or its customer, is contributed to the Fund in-kind, in exchange for a Creation Unit of Shares. In a redemption, again for either a traditional ETF or a Fund, a Creation Unit of Shares, beneficially owned by an Authorized Participant or its customer, will be submitted for redemption in exchange for a pro rata slice of the Fund’s current portfolio, transferred in-kind to the Authorized Participant.
[4]	Precidian ETFs Trust, et al., Investment Company Act Release No. 31300 (October 21, 2014).

Trust offers and sells, or will offer and sell, its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”). The Trust may create Funds, each of which will operate pursuant to the terms and conditions stated in the Application.

Each Fund will primarily invest (or, for long-short strategies, take short positions) in securities that are listed on Exchanges.5 Nonetheless, each Fund may also hold cash and cash equivalents. Each of the Funds will be a separate series of the Trust. Each Fund will adopt fundamental policies consistent with the Act, which will be disclosed in each Fund’s registration statement. Each Fund may maintain the required level of diversification, and conduct its operations so as to meet the regulated investment company (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

B.	THE INITIAL ADVISER

The Initial Adviser is a Delaware corporation that is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Initial Adviser, or an Adviser, will serve as investment adviser to the Funds. An Adviser, subject to the oversight and authority of the Board, will manage the investment program for each Fund, oversee the implementation of such investment program, and arrange for other necessary services for each Fund. The Adviser may recommend to the Board that a Fund’s investment program can best be implemented through a sub-adviser (each a “Sub-Adviser” and, collectively, “Sub-Advisers”), with the consent of the Board and any necessary shareholder consent. Any Sub-Adviser to a Fund will either be registered, or not subject to registration, under the Advisers Act.

C.	THE INITIAL DISTRIBUTOR

The initial distributor will be a broker registered under the Exchange Act (“Initial Distributor”). Applicants request that the Order requested herein apply to any future distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of this Application (the Initial Distributor or any future distributor, the “Distributor”). The Distributor will be the principal underwriter of the Creation Units for the Funds and will distribute Creation Units of Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers. No Distributor is, or will be, affiliated with any Exchange on which Shares are listed.

III.	OPERATION OF THE FUNDS

The orders granted to permit the operation of index-based ETFs (the “Index-Based ETF Orders”),6 have involved investment companies with portfolio securities selected to correspond to the price and yield performance of

[5]	In addition to equity securities listed on Exchanges, the Funds will be able to invest in U.S. ETFs, U.S. Treasury securities, and exchange-traded futures on U.S. Treasury securities or the S&P 500 Index.
[6]

See e.g., Parker Global Strategies, LLC, Investment Company Act Release No. 32595 (April 5, 2017); Tortoise Index Solutions, LLC, et al., Investment Company Release No. 32579 (March 28, 2017); Northern Lights Fund Trust IV and Blue Sky Asset Management, LLC, Investment Company Act Release No. 32426 (January 18, 2017); Prudential ETF Trust, et al., Investment Company Act Release No. 32374 (November 30, 2016); Voya ETF Trust, et al., Investment Company Act Release No. 32288 (September 27, 2016); Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 32191 (July 26, 2016); Legg Mason Partners Fund Advisor, LLC, et al., Investment Company Act Release No. 31920 (December 1, 2015); DBX ETF Trust, et al., Investment Company Act Release No. 31326 (November 3, 2014); Northern Trust Investments, Inc., et al., Investment Company Act Release No. 31299 (October 21, 2014); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); UBS Global Asset Management (US) Inc., et al., Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002); In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 5, 1996), as subsequently amended (the “Foreign Order”); CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”); In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap SPDR Order”); SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”) and SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

a particular securities index. The orders granted to investment companies with respect to the operation of actively-managed ETFs (the “Actively-Managed ETF Orders”)7 have permitted ETFs to hold an actively-managed portfolio that is fully transparent to market participants. The relief requested herein is similar to the relief granted in the Actively-Managed ETF Orders, except that (1) the Funds will not make their holdings publicly available on a daily basis; and (2) the Funds will disseminate a verified intra-day indicative value each second throughout the trading day, rather than an intra-day indicative value in 15 second intervals throughout the trading day. Because the Funds will not disclose their current portfolio on a daily basis, there are two additional material differences in the operation of the Funds compared to existing ETFs (1) in connection with the purchase or redemption of Creation Units, the delivery of any portfolio securities in-kind will generally be effected through a Confidential Account with an AP Representative for the benefit of the purchasing or redeeming Authorized Participant without disclosing the identity of such securities to the Authorized Participant except as required by law; and (2) each AP Representative will be provided with the identity of the portfolio securities comprising each Fund permitting the AP Representative of the Confidential Account to engage in Bona Fide Arbitrage on behalf of the Authorized Participant, or any other market participant that establishes a Confidential Account with an AP Representative for purposes of engaging in Bona Fide Arbitrage.

A.	CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY

Each shareholder will have one vote per Share or per dollar with respect to matters regarding the Trust or the Fund for which a shareholder vote is required, consistent with the requirements of the Act, the rules promulgated thereunder, and state laws applicable to Delaware statutory trusts.

[7]	See e.g., Spinnaker ETF Trust, et al., Investment Company Release No. 32601 (April 18, 2017); Hartford Funds Exchange-Traded Trust, et al., Investment Company Release No. 32454 (January 27, 2017); Morgan Stanley ETF Trust, et al., Investment Company Release No. 32431 (January 24, 2017); Voya ETF Trust, et al., Investment Company Release No. 32287 (September 27, 2016); Madison ETF Trust and Madison ETF Advisers, LLC, Investment Company Release No. 32120 (May 23, 2016); J.P. Morgan Exchange-Traded Fund Trust, et al., Investment Company Release No. 31990 (February 9, 2016); Nuveen Fund Advisors, LLC, et al., Investment Company Act Release No. 31705 (July 6, 2015); ETF Securities Advisors LLC, et al., Investment Company Act Release No. 31340 (November 19, 2014); Validea Capital Management, LLC, et al., Investment Company Act Release No. 31277 (October 7, 2014); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Order”); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release No. 28604 (January 16, 2009) (the “Grail Order”); First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, Investment Company Act Release No. 28468 (October 27, 2008); WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (“WisdomTree Order II”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (February 27, 2008) (the “BGFA Order”); Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (February 27, 2008) (the “Bear Stearns Order”); PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008) (the “PowerShares Active Order”); and WisdomTree Trust, et al., Investment Company Act Release No. 28174 (February 27, 2008) (the “WisdomTree Order I”).

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

B.	ROLES AND RESPONSIBILITIES

The Applicant believes that to investors, the Funds will be indistinguishable from existing ETFs given all of the similarities. Each Fund will (1) be quoted and traded on an Exchange, (2) be supported by Authorized Participants and Non-Authorized Participant Market Makers (defined below) capable of engaging in Bona Fide Arbitrage to help mitigate potential premiums and discounts, and (3) provide investors with access to diversification and professional asset management. The Applicants believe that investors will enjoy many of the same benefits that traditional ETFs offer. The proposed structure will also require no changes to existing broker dealer trading systems, national quotation systems, reporting, and risk-management systems. With the exception of the roles described below, the roles and responsibilities of the Fund’s service providers, Authorized Participants, retail investors, and others will, for the most part, be identical to existing traditional ETFs.

1.	Confidential Account

Authorized Participants and entities that make a market in Shares, but are not Authorized Participants (“Non-Authorized Participant Market Makers”), will establish and maintain, a Confidential Account with an AP Representative for the benefit of the Authorized Participants and Non-Authorized Participant Market Makers, in order to engage in: in-kind creation and redemption activity, in the case of the Authorized Participant; and Bona Fide Arbitrage for both the Authorized Participant and Non-Authorized Participant Market Makers. Pursuant to the Confidential Account agreement, the AP Representative will be restricted from disclosing the portfolio securities of a Fund except under enumerated circumstances. The Confidential Account will enable Authorized Participant and Non-Authorized Participant Market Makers to transact in the underlying basket securities through their AP Representative, enabling them to effectively arbitrage and/or engage in in-kind creation or redemption activity without knowing the identity of those securities. As with all existing ETFs, each Authorized Participant will also be required to enter into a Participant Agreement with the Distributor.

Applicants note that because the Confidential Account is, but for its confidential nature, essentially the same as a brokerage account, Applicants do not expect that there would be any material additional cost as a result of entering into the Confidential Account. The Confidential Account agreement, like any account agreement will be negotiated between the parties and should be similar in cost to other brokerage arrangements.

2.	AP Representative

Authorized Participants and Non-Authorized Participant Market Makers will enter into an agreement with an AP Representative to open a Confidential Account, for the benefit of the Authorized Participants and Non-Authorized Participant Market Makers. The AP Representative will serve as an agent between a Fund and each Authorized Participant and/or Non-Authorized Participant Market Maker and act as a broker dealer on behalf of Authorized Participants and Non-Authorized Participant Market Makers who enter into a Confidential Account agreement with the Fund. Each day, the Custodian (defined below) will transmit the Fund Constituent file to each AP Representative and, acting on execution instructions from Authorized Participants and Non-Authorized Participant Market Makers, the AP Representative may purchase or sell the securities currently held in a Fund’s portfolio for purposes of effecting Bona Fide Arbitrage and/or in-kind creation and redemption activity at any time during the day. Authorized Participants and Non-Authorized Participant Market Makers are responsible for all order instructions and associated profit and loss.

3.	Authorized Participants

Authorized Participants have the ability to both facilitate efficient market making in the Shares through Bona Fide Arbitrage as well as add and decrease liquidity through the creation and redemption process. An Authorized Participant is generally (a) either a “Participating Party” or a DTC Participant and (b) in each case must have executed a Participant Agreement with the Distributor and a Confidential Account agreement with the AP Representative. The term “Participating Party” means a broker-dealer or other participant in the Clearing Process through the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission.

4.	Non-Authorized Participant Market Makers

As with Authorized Participants, Non-Authorized Participant Market Makers have the ability to facilitate efficient market making in the Shares through Bona Fide Arbitrage. However, Non-Authorized Participant Market Makers will not have the ability to create or redeem shares directly with a Fund. Rather, if a Non-Authorized Participant Market Maker wishes to create shares in a Fund, it will have to do so through an Authorized Participant. Generally, a Non-Authorized Participant Market Maker is either (a) a Participating Party or a DTC Participant and (b) in each case must have executed a Confidential Account agreement with an AP Representative.

5.	Independent Pricing Sources

The Adviser, on behalf of each Fund, will engage at least two “Independent Pricing Sources” through one or more “Independent Pricing Agents” to provide the real-time value on a per share basis of each Fund’s holdings every second during regularly scheduled trading hours. The Custodian will provide, on a daily basis, the constituent basket file comprised of all securities plus any cash to the Independent Pricing Agent(s) for purposes of pricing.

6.	Pricing Verification Agent

The Adviser, on behalf of each Fund, will employ a “Pricing Verification Agent” who may also serve as one of the Independent Pricing Agents, to compare for accuracy, in real-time, the prices being generated by the Independent Pricing Sources. As the prices match, the Pricing Verification Agent will disseminate a verified intraday indicative value (“VIIV”) every second during the regular trading day. In the event that the prices from the Independent Pricing Sources are out of line by more than 25 basis points for 60 seconds, the Pricing Verification Agent will notify the Adviser of the Fund who will in turn request that the listing Exchange halt trading until such time as the prices come back in line.

7.	Each Fund’s Calculation of VIIV

Each Fund’s Board will review and approve the procedures used to calculate the VIIV and maintain its accuracy as appropriate, but not less than annually. These procedures and their continued effectiveness will be subject to the ongoing oversight of the Fund’s chief compliance officer. The specific methodology for calculating the VIIV will be disclosed on each Fund’s web site. The Adviser, on behalf of each Fund, will engage Independent Pricing Agents, one of which may also serve as a Pricing Verification Agent. Neither the Fund nor any service provider, including any Independent Pricing Source, Independent Pricing Agent or Pricing Verification Agent, shall be deemed liable for any errors in the calculation or dissemination of the VIIV.8

[8]	Limitations on liability shall be fully disclosed in each Fund’s registration statement.

C.	EXCHANGE LISTING

The Initial Funds intend to submit an application to list Shares, which will be traded in the secondary market in the same manner as other equity securities, on an Exchange. Except as permitted by the relief requested from Section 17(a), no promoter of the Funds, or Distributor or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Exchange will appoint one or more market makers to provide liquidity for the Shares, in accordance with its trading practices and rules.

D.	SALES AND REDEMPTION OF SHARES

1.	Creation Orders

a.	General

The issuance of Shares will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders. Shares of each Fund will be issued in Creation Units of 25,000 or more Shares. The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. Subject to approval by the Board, it is anticipated that the NAV per Share of each Fund will generally be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the Trust is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $20 to $60, and that the price of a Creation Unit will range from $500,000 to $5,000,000.9

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).10 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a

[9]	Applicants intend to engage in share splits and reverse splits in order to keep the price of Shares generally within this range. By keeping the price of a share in this range, it will dampen the impact of volatility in the prices of the underlying portfolio securities in a Fund, which has the effect of making it almost impossible to determine, based on changes in market prices, what securities are being held in the Fund’s portfolio. Ricky Alyn Cooper, PhD, Precidian’s Proposed ETF and the Possibility of Reverse Engineering (July 2015) attached as Exhibit C to Precidian ETFs Trust, et al., Second Amended and Restated Exemptive Application (September 21, 2015) (the “Precidian Application”). See also, Ricky Alyn Cooper, PhD, Additional Research on the Ability to Reverse Engineer the Proposed Precidian ETF (August 2015) attached as Exhibit E to the Precidian Application.
[10]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),11 except:

(a)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;[12] or

(b)	Short Positions and other positions that cannot be transferred in-kind[13] will be excluded from the Creation Basket.[14]

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) and (b) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a)	to the extent there is a Balancing Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[15]

(d)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(e)	if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.[16]

[11]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV per Share for that Business Day.
[12]	A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[13]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[14]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).
[15]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis, whether for a given day or a given order, the key consideration will be the benefit that would accrue to the Fund and its investors. Applicants do not currently anticipate the need to sell or redeem Creation Units entirely on a cash basis.
[16]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

The primary difference for the Funds, compared to the ETFs that are the subject of prior Commission orders, is that each Authorized Participant will be required to enter into a Confidential Account with an AP Representative and transact with each Fund through that Confidential Account.17 Therefore, before the commencement of trading on each Business Day, the AP Representative of each Authorized Participant will be provided, on a confidential basis, with a list of the names and quantities of the instruments comprising a Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.D.1, may be referred to as the “Portfolio Deposit.”

b.	Settlement Process

All orders to purchase Creation Units must be placed with the Trust’s transfer agent (“Transfer Agent”) or the Distributor by or through an Authorized Participant. Authorized Participants may be, but are not required to be, members of an Exchange. Investors may obtain a list of Authorized Participants from the Distributor. If an Authorized Participant places an order to purchase a Creation Unit, it will instruct the AP Representative to purchase securities comprising a Creation Basket for its Confidential Account and deliver those portfolio securities, as part of the Portfolio Deposit, to the Fund in-kind. Purchase orders must be in multiples of Creation Units. Purchase orders will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the scheduled closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. In addition, a Fund, the Distributor or their agents on behalf of the Fund may reject any purchase order, if:

•	the purchaser or purchasers, upon obtaining the Shares so ordered, would own 80% or more of the outstanding Shares of a Fund;

•	the acceptance of the purchase order would, in the opinion of counsel, be unlawful;

•	the acceptance of the purchase order would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the shareholders of the Fund; or

[17]

Transacting through a Confidential Account is fundamentally no different that transacting through any brokerage account, except that the AP Representative will be bound to keep the names and weights of the portfolio securities confidential.

•	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Transfer Agent, the custodian to the Funds (the “Custodian”), the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those Authorized Participants placing purchase orders.

2.	Redemption

Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated). Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.18 As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process.

The Authorized Participant or the AP Representative of its Confidential Account will deliver Shares comprising a Creation Unit or multiples thereof to the Fund. After receipt, the Fund will instruct its Custodian to deliver the Redemption Instruments to the Authorized Participant’s Confidential Account. In order to sell the Redemption Instruments, the Authorized Participant will give the AP Representative of its Confidential Account instructions as to how and when to liquidate those securities. The Authorized Participant can instruct the AP Representative of its Confidential Account to transmit sell orders for the Redemption Instruments at any time. Because the AP Representative of an Authorized Participant’s Confidential Account will be able to sell the Redemption Instruments throughout the day, it will not need to rely on market on close orders to liquidate those securities. The AP Representative will then pay the liquidation proceeds net of expenses plus or minus any cash adjustment to the Authorized Participant.19

Redemptions will occur primarily in-kind, although the AP Representative of an Authorized Participant’s Confidential Account may request to substitute cash for one or more positions and short positions will generally be settled in cash.20 The Participant Agreement signed by each Authorized Participant will require establishment of a Confidential Account to receive distributions of Redemption Instruments in-kind upon redemption.21 The terms of

[18]	Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.
[19]	All income, gain or loss realized by a Confidential Account will be directly attributed to the Authorized Participant for that Confidential Account. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.
[20]	It is anticipated that any portion of a Fund’s NAV attributable to short positions will be settled in cash, as securities sold short are not susceptible to in-kind settlement.
[21]

The terms of the Confidential Account will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. In addition, other market participants seeking to make a market or take advantage of arbitrage opportunities with respect to the Funds may form a Confidential Account, subject to the same terms as an Authorized Participant. In addition, any investor that transacts through an Authorized Participant or other broker-dealer that has formed a Confidential Account will be able to take advantage of the same arbitrage opportunities. The Authorized Participant, or other market participant, will be free to choose an AP Representative for its Confidential Account from a list of banks and trust companies that have signed confidentiality agreements with the Fund. The Authorized Participant, or other market participant, will be free to negotiate account fees and brokerage charges with its selected AP Representative. The Authorized Participant, or other market participant, will be responsible to pay all fees and expenses charged by the AP Representative of its Confidential Account.

the Confidential Account agreement will provide that the AP Representative will not disclose the identity of the Portfolio Deposit, the Redemption Instruments, or any other identifying information regarding the portfolio securities of a Fund, except as required by law.

3.	Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the portfolio securities held by a Fund. Shares available for purchase or sale on an intraday basis on an Exchange, do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV per Share of such Shares. The price at which Shares trade will be impacted by arbitrage opportunities created by the ability to purchase or redeem Creation Units at the current NAV per Share, which is designed to ensure that Shares will not trade at a material premium or discount in relation to NAV per Share. Applicants believe, because Authorized Participants and other market participants will have access to information that will permit them to determine when a Fund is trading at a price materially different from the current NAV per Share, and will have the opportunity to engage in Bona Fide Arbitrage, Shares will trade at prices that reflect the current value of the portfolio as with other ETFs.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage fees or commissions and charges.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current verified intraday indicative value of the Funds as described below, will be a key feature of the Trust.

E.	TRANSACTION FEES

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on Authorized Participants who purchase or redeem Creation Units. For this reason, Authorized Participants purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit Instruments or Redemption Instruments.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Shares may be increased, decreased, waived or otherwise modified, not to exceed amounts approved by the Board. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

F.	QUALIFICATION AS A REGULATED INVESTMENT COMPANY

Each Fund may maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Internal Revenue Code of 1986 (“Code”) in order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.22

G.	OPERATIONAL FEES AND EXPENSES

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Trust’s various Funds, except to the extent specifically assumed by the Adviser, or Sub-Adviser(s), if any, the Fund’s administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, fund accounting and administration fees, custody fees, brokerage commissions, registration fees of the Commission, Exchange listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees of the Fund who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Trust (“Independent Trustees”)23, legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or another party. The Transfer Agent and Custodian will provide certain transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund or other basis, out of which they will be expected to pay any fees to sub-transfer agents or sub-custodians, if any. The Adviser, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

H.	SHAREHOLDER TRANSACTION AND DISTRIBUTION EXPENSES

No sales charges for purchases of Shares of any Fund will be imposed.24 As indicated above, each Fund will charge a Transaction Fee to Authorized Participants in connection with the purchase and redemption of Creation Units of its Shares.25

I.	SHAREHOLDER REPORTS

With each distribution, the Trust will furnish to the DTC Participants for distribution to beneficial owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial owners also will receive annually notification as to the tax status of the Fund’s distributions.

As required under applicable rules and regulations, after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a beneficial owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies

[22]	Applicants also reserve the right to create Funds that will not operate as RICs.
[23]	For ease of reference, throughout this Application, the term “Independent Trustees” will be used with respect to investment companies that are organized as trusts or corporations.
[24]	Each Fund may, however, implement a distribution plan pursuant to Rule 12b-1 under the Act.
[25]	Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions.

of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to beneficial owners of Shares.

J.	SALES AND MARKETING MATERIALS

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”

The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund, in Creation Units only. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

K.	LIKELY PURCHASERS OF SHARES

Applicants expect that there will be several categories of market participants who will be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the portfolio securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV per Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs. Because arbitrageurs are expected to be able to purchase a hedge for any position they take in Shares, referred to herein as Bona Fide Arbitrage, and evaluate profit and loss on their position, Applicants believe that there will be Authorized Participants and Non-Authorized Participant Market Makers that will seek to make a market in Shares.26

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities. Applicants believe that investors will value the ability to transact in shares of a professionally managed portfolio of securities, at a real-time price, rather than at an uncertain price determined at the market close, as is currently the standard for mutual funds.

L.	DISCLOSURE DOCUMENTS

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions

[26]

Examples of typical ETF strategies that may be employed by Authorized Participants and Non-Authorized Participant Market Makers with respect to the Funds include, but are no way limited to, spread trading, pair’s trading, statistical arbitrage, bona fide arbitrage, cash equitization, alpha generation, momentum trading and dispersion trading among others. Consequently, the Applicants believe that the universe of potential Authorized Participants and Non-Authorized Participant Market Makers will be sufficient to support the Funds.

of Section 5 of the Securities Act,27 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.28

M.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

1.	Information on Each Fund’s Website

Each Fund’s website (“Website”), which will be publicly available before the offering of Shares, will include the Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and after the offering of Shares commences, additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The Website and information will be publicly available at no charge.

2.	Verified Intraday Indicative Value

The Exchange on which a Fund is primarily listed will disseminate the VIIV for each Fund in one-second intervals during regular trading hours, through the facilities of the Consolidated Tape Association. The VIIV is essentially an intraday NAV calculation every second throughout the trading day. Each Fund will adopt procedures governing the calculation of the VIIV and will bear responsibility for the accuracy of its calculation. Pursuant to those procedures, the VIIV will include all accrued income and expenses of a Fund and will assure that any extraordinary expenses, booked during the day, that would be taken into account in calculating the Fund’s NAV for that day are also taken into account in calculating the VIIV. For purposes of the VIIV, securities held by the Fund will be valued throughout the day based on the mid-point between the current national best bid and offer disseminated by the Consolidated Quotation System and UTP Plan Securities Information Processor. By utilizing the mid-point pricing for purposes of VIIV calculation, stale prices are eliminated and a more accurate representation of the real time value of the underlying securities is provided to the market. Specifically, quotations based on the mid-point of bid/ask spreads more accurately reflect current market sentiment by providing real time information on where market participants are willing to buy or sell securities at that point in time. Given the speed at which news is reflected in the global equity markets, the last sale of a particular security may no longer have any relevance as to where market participants are willing to transact in a particular security. Because quotations are updated more frequently than last sale information especially for inactive securities, the VIIV will be based on more current and accurate information. The use of quotations will also dampen the impact of any momentary spikes in the price of a portfolio security. Each Fund will employ two Independent Pricing Sources to provide two independent

[27]	Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request.
[28]	To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

sources of pricing information. Each Fund will also employ a Pricing Verification Agent and establish a computer-based protocol that will permit the Pricing Verification Agent to continuously compare the two data streams from the Independent Pricing Sources on a real time basis. If it becomes apparent that there is a material discrepancy between the two data streams, the listing Exchange will be notified and have the ability to halt trading in a Fund until the discrepancy is resolved.29 Each Fund’s Board will review the procedures used to calculate the VIIV and maintain its accuracy as appropriate, but not less than annually. The specific methodology for calculating the VIIV will be disclosed on each Fund’s web site.

Use of quotation information to calculate the VIIV should make “fair value” pricing unnecessary in most instances. However, if a Fund determines that the current quotations for a portfolio security are no longer reliable for purposes of calculating the VIIV, which could be the situation when an Exchange institutes a trading halt in a portfolio security or if a security is otherwise deemed to be illiquid, that fact will be promptly disclosed on the Fund’s web site, including the identity and weighting of that security in the Fund’s portfolio, and the impact of that security on VIIV calculation, including the fair value price for that security being used for the calculation of that day’s VIIV.

For example, should a portfolio security stop trading, the Pricing Verification Agent will promptly notify an officer of the Adviser, who will in turn notify a Fund’s fair valuation committee. The fair valuation committee will then make a good faith pricing determination using a methodology approved by the Board of the Fund. In cases where the fair value price of the security is materially different from the pricing data provided by the Independent Pricing Sources and the Adviser determined that the ongoing pricing information is not likely to be reliable, the fair value will be used for calculation of the VIIV, and the Custodian will be instructed to disclose the identity and weight of the fair valued securities, as well as the fair value price being used for the security. Applicants believe that this mix of information will permit market participants to determine their own fair value of the disclosed portfolio security, and better judge the accuracy of that day’s VIIV for the Fund.30

The VIIV will be calculated to the nearest penny by dividing the “Intraday Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Intraday Fund Value” is the sum of the amount of cash held in a Fund’s portfolio, the current value of the long and short securities positions in the Fund’s portfolio, plus any accrued interest, declared but unpaid dividends, minus all accrued liabilities. All portfolio securities will be valued by the calculation agent at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor. By calculating the VIIV to the nearest penny, market participants will be able to readily compare the VIIV to the current market price of Shares. Applicants believe that by making this level of precision of information available to all market participants, when combined with the ability of all market participants to engage in Bona Fide Arbitrage (as described herein), will facilitate the arbitrage mechanism.

Applicants have carefully sought to provide a level of access and precision for the VIIV that would both facilitate arbitrage, yet protect a Fund from “front running” and “free riding” by other investors and/or managers which could otherwise harm, and result in substantial costs to, the Funds. Applicants believe it highly unlikely, and other applicants have sought to confirm mathematically,31 that a VIIV calculated as described herein and provided at

[29]	If, during the process of real time price verification, the prices from the Independent Pricing Sources differ by more than 25 basis points for 60 seconds, the Pricing Verification Agent will alert the Adviser and the Adviser will request that the listing Exchange halt trading until the two pricing sources comes back into line. This “circuit-breaker” is designed to prevent the VIIV from reflecting outlier prices.
[30]	Applicants note that in times of recent market volatility there has been a disconnect between the market price of certain portfolio securities of ETFs, primarily because of “circuit breakers” that have halted trading of those portfolio securities, and the market price of the ETFs holding those securities. At any time that the securities representing 10% or more of a Fund’s portfolio become subject to a trading halt, Applicants would request the Exchange to halt trading on the Fund. Applicants further note that the Exchanges have announced that they are working together to harmonize key functions of the U.S. equity markets to increase resiliency during times of stress.
[31]

“The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running . . . .” Ricky Alyn Cooper, PhD, Precidian’s Proposed ETF and the Possibility of Reverse Engineering (July 2015) attached as Exhibit C to the Precidian Application, supra note 11. See also, Ricky Alyn Cooper, PhD, Additional Research on the Ability to Reverse Engineer the Proposed Precidian ETF (August 2015) attached as Exhibit E to the Precidian Application, at id.

one second intervals would allow others to reverse engineer a Fund’s investment strategy for purposes of front running or free riding.

3.	Additional Information and Data

Investors interested in a particular Fund can also obtain each Fund’s filings with the Commission. Those filings may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day.

N.	BONA FIDE ARBITRAGE

Unlike existing ETFs, the Funds will not publicly disclose or disseminate their daily Creation Baskets. Further, unlike all existing actively managed ETFs, the Funds will not publicly disclose or disseminate the identities and quantities of their portfolio securities on a daily basis. Rather, on each Business Day, before commencement of trading in Shares on the Exchange, the Funds will provide to the AP Representative of each Authorized Participant or Non-Authorized Participant Market Maker the identities and quantities of portfolio securities that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day,32 as well as the names and quantities of the instruments comprising a Creation Basket and the estimated Balancing Amount (if any), for that day. This information will permit Authorized Participants to purchase Creation Units through an in-kind transaction with the Fund, as described above.

In addition, Authorized Participants will be able to instruct the AP Representative to buy or sell portfolio securities during the day and thereby engage in Bona Fide Arbitrage throughout the trading day. For example, if an Authorized Participant believes that a Fund is trading at a price that is higher than the value of its underlying portfolio based on the VIIV, the Authorized Participant may sell Shares short and instruct the AP Representative to buy portfolio securities for its Confidential Account. When the market price of the Fund’s Shares falls in line with the value of the portfolio, the Authorized Participant can then close out its positions in both the Shares and the portfolio securities. The Authorized Participant’s purchase of the portfolio securities into its Confidential Account, combined with the sale of Shares, may also create downward pressure on the price of Shares and/or upward pressure on the price of the portfolio securities, bringing the market price of Shares and the value of the Fund’s portfolio securities closer together. Similarly, an Authorized Participant could buy Shares and instruct the AP Representative to sell the underlying portfolio securities from its Confidential Account in an attempt to profit when a Fund’s Shares are trading at a discount to its portfolio. The Authorized Participant’s purchase of the Fund’s Shares in the secondary market, combined with the sale of the portfolio securities from its Confidential Account, may also create upward pressure on the price of Shares and/or downward pressure on the price of portfolio securities, driving the market price of Shares and the value of the Fund’s portfolio securities closer together. Applicants understand that, other than the confidential nature of the account, this process is identical to how many Authorized Participants currently arbitrage existing traditional ETFs.

[32]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in the NAV on the current Business Day (T+1). Thus, the VIIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV on that day.

Because other market participants can also engage in arbitrage activity without using the creation or redemption processes described above, the Confidential Account structure will be made available to any Non-Authorized Participant Market Maker that is willing to establish a Confidential Account under the same terms as described above. In that case, if a market participant believes that a Fund is overvalued relative to its underlying assets, the market participant may sell short Shares and instruct its AP Representative to buy portfolio securities in its Confidential Account, wait for the trading prices to move toward parity, and then close out the positions in both the Shares and the portfolio securities to realize a profit from the relative movement of their trading prices. Similarly, a market participant could buy Shares and instruct the AP Representative to sell the underlying portfolio securities in an attempt to profit when a Fund’s shares are trading at a discount to the Fund’s underlying or reference assets. In fact, any investor that is willing to transact through a broker-dealer that has established a Confidential Account with an AP Representative will have the same opportunity to engage in arbitrage activity. As discussed above, the trading of a Fund’s Shares and the Fund’s portfolio securities may bring the prices of the Fund’s Shares and its portfolio assets closer together through market pressure. This type of arbitrage is referred to herein as “Bona Fide Arbitrage.”

IV.	IN SUPPORT OF THE APPLICATION

The Order being requested, among other things, would permit (1) Funds to issue Shares that are created and redeemable only in multiples of Creation Units; (2) dealers and underwriters to sell Shares in secondary market transactions at negotiated prices, rather than at NAV at market close; and (3) certain affiliated persons of each Fund to receive securities or other property from each Fund in connection with the redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification. Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•	providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

•	provide a security that investors can purchase and sell at a real-time price;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market, thereby allowing such order flow to be handled more efficiently and effectively;

•	providing an easy and inexpensive method to clear and settle a portfolio of securities;

•	providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities;

•	provide competition for comparable products available in the U.S. market;

•	provide enhanced liquidity to the market; and

•	facilitate the implementation of diversified investment management techniques.

Traditional open-end mutual funds generally do not provide investors the ability to trade throughout the day. Shares, which will be listed on an Exchange, will typically trade throughout the Exchange’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option of Authorized Participants to purchase or redeem Shares in Creation Units each day, which should help ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”33 The Funds would provide an enhanced ETF product available to both retail and institutional investors. Because the Funds would maintain portfolio confidentiality, much like a mutual fund, it mitigates the risk of free riding and front running. Nonetheless, in all other material ways, the Funds would operate in a manner substantially identical to, and enjoy the same efficiencies as, existing ETFs.34 As such, the Applicants believe the Funds are appropriate for exemptive relief under Section 6(c) of the Act.35

The Applicants note that traditional index-based ETFs are no longer novel. The Commission has had an opportunity to review their operation to determine that they would not lead to the abuses that the Act addresses. The Commission has issued many orders permitting index-based ETFs in the Index-Based ETF Orders. Presently, a considerable number of these products are actively traded on Exchanges. The Commission has also issued approximately 100 orders permitting ETFs that lack a benchmark index in the Actively-Managed ETF Orders. The Commission orders permitting such ETFs require, however, that the ETFs disclose their portfolio securities to the market each Business Day. This Application differs from such prior Commission orders because it does not seek to track a benchmark index, nor does it contemplate disclosure of portfolio securities beyond what would otherwise be required for open-end mutual funds. The Applicants believe, however, that features of the proposed Funds will make daily portfolio disclosure unnecessary because, through the dissemination of the VIIV each second throughout the trading day, the underlying value of each Fund will be fully transparent.

The VIIV will be more reliable than the estimated NAVs required of current ETFs. The VIIV will be based on mid-point quotation pricing, rather than last sale information, making it less susceptible to staleness with inactive securities. The Board of each Fund will adopt procedures for the calculation of the VIIV that will be designed to accurately account for all Fund net income that would be included in the NAV, thereby assuring that all current expenses are included in the VIIV. Further, the Fund will use two pricing quotation sources to provide a “check” or verification of the validity of the prices used in the VIIV calculation. Use of mid-point quotation pricing will generally make fair value pricing unnecessary except in the situations where there is a trading halt or a security otherwise becomes illiquid.36 If a Fund determines to use fair value pricing in calculating the VIIV or NAV with respect to a particular security, that fact will be promptly disclosed on the Fund’s web site, including the identity and weighting of that security in the Fund’s portfolio and the fair value used in establishing the Fund’s VIIV for that day. Applicants believe that this mix of information will permit market participants to determine their own fair value of the halted security, and better judge the accuracy of the VIIV for the Fund.

[33]	Investment Company Act Release No. 17534 (June 15, 1990).
[34]	“From an investor standpoint, the blind trust structure functions much like a traditional ETF in all material respects but has the advantage of preserving the confidentiality of the underlying portfolio and the fund’s alpha generation model. It also trades on an exchange at a known price.” Craig M. Lewis, The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts (July 2015) attached as Exhibit D to the Precidian Application, supra note 11.
[35]	“These attributes result in a security design that is economically superior to competing products that already have received SEC approval.”Id.
[36]	Applicants have no present expectation of a Fund holding illiquid securities. Nonetheless, as with current ETFs, it is possible that a security that was liquid at the time of purchase could subsequently become illiquid. This risk, however, is somewhat mitigated because the portfolios of all of the Funds will be composed of U.S. exchange listed securities and instruments, short positions in U.S. exchange listed securities, cash and cash equivalents. Nonetheless, if a Fund determines that the current quotations for a portfolio security are no longer reliable for purposes of calculating the VIIV , the Fund will promptly disclose on the Fund’s web site the identity and weighting of that security in the Fund’s portfolio and the impact of that security on VIIV calculation.

The VIIV will be disseminated every second during the trading day. This relatively high frequency disclosure of a highly accurate VIIV will permit market participants to assess whether a Fund is trading at a premium or discount to NAV. Applicants believe the dissemination of VIIV at one second intervals provides a level of current information that will facilitate intraday arbitrage without any material risk that the Adviser’s investment strategy will be reverse engineered.37

By disclosing the identity of securities comprising a Creation Unit and a Fund’s portfolio to the AP Representative of each Confidential Account, Authorized Participants and other market participants will be able to instruct the AP Representative to buy or sell portfolio securities during the day and thereby hedge positions taken in Shares of a Fund and engage in Bona Fide Arbitrage throughout the trading day.

The ability of market participants to buy and sell Shares at prices near the current value of a Fund’s portfolio is dependent upon their assessment that the VIIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that the enhancements that have been made to the VIIV will make it far more reliable than the intraday indicative values of other ETFs. Applicants believe that this reliable VIIV disseminated at one second intervals, as well as the ability of Authorized Participants and other market participants to engage in Bona Fide Arbitrage, will enable them to make efficient markets without knowledge of the Fund’s portfolio. The ability of Authorized Participants to buy and sell portfolio securities through their Confidential Accounts will give them the ability to precisely hedge their positions and engage in Bona Fide Arbitrage thereby serving to minimize any divergence between the secondary market price of the Shares and the value of a Fund’s portfolio.

The Applicants do not believe that the requested relief raises certain special issues raised in the Concept Release on Actively-Managed Exchange-Traded Funds (the “Concept Release”).38 The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage.

Daily disclosure of a fund’s portfolio is not warranted if the value of a fund is fully transparent by providing a highly accurate VIIV, based on verified mid-point pricing and market participants can engage, through a Confidential Account, in Bona Fide Arbitrage. Market professionals are not performing fundamental research when trading ETFs, but rather trading based on the current market price of the portfolio. If market participants are assured that the VIIV is timely and accurate and they can buy and sell the portfolio through their Confidential Accounts, knowledge of the actual portfolio is not essential.

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the current NAV per Share. However, as discussed above, the Applicants believe that dissemination of a reliable and timely VIIV as well as the ability of Authorized Participants and other market participants to engage in Bona Fide Arbitrage, will cause any deviation to be similar to deviations found in existing ETFs.

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. Since Applicants have specified that Creation Baskets will only consist of a pro rata portion of a Fund’s long portfolio positions, this discretion is eliminated. Further, since the Authorized Participant will have no knowledge of the

[37]	Cooper, supra note 32.
[38]	See the Concept Release.

specific securities in the creation basket, and will be transacting with a Fund through a Confidential Account, there will be no incentive or opportunity to specify any securities included in a Creation Basket. Consequently, specifically with respect to that concern, the structure describe herein is similar to existing ETFs.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.	SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because Shares will not be individually redeemable in less than Creation Unit size, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an Authorized Participant. Moreover, listing on the Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by market mechanisms and the ability of Authorized Participants and other market participants to engage in Bona Fide Arbitrage and Authorized Participants to create and redeem Creation Units on any day, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their current NAV per Share.

Limiting the ability of investors to redeem Shares directly from a Fund unless they do so in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the Act. Investors have ready access to the secondary market if they wish to sell Shares in less than Creation Units.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit Funds to issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange39 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) of the Act and Rule 22c-1 under the Act. The Applicants request an exemption under Section 6(c) of the Act from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

[39]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to the NAV per Share. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV and engage in Bona Fide Arbitrage should thus ensure that the difference between the NAV per Share and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV per Share next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV per Share before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

C.	SECTION 17(a)(1) AND (a)(2) OF THE ACT

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. Section 17(a) of the Act makes it:

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,40 any Acquiring Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Acquiring Fund holds 5% or more of the Shares of the Trust or one or more Funds; (ii) an Acquiring Fund described in (i) is an affiliated person of the Acquiring Fund; or (iii) the Acquiring Fund holds 5% or more of the shares of one or more Affiliated Funds.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).41

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”). A Confidential Account created and maintained for the benefit of an Authorized Participant may be deemed to be an affiliated person of a Fund, and vice versa, by virtue of owning 5% or more of the Fund’s outstanding voting securities. If Creation Units of all of the Funds or one or more particular Funds are held by only a few investors, including a specialist, some or all of such investors could be 5% owners of the Trust or the Funds, and one or more investors may hold in excess of 25% of the Trust or the Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. A Confidential Account created and operated for the benefit of an Authorized Participant may be an affiliated person of a Fund to the same extent an Authorized Participant would be an affiliated person of a Fund, as the Authorized Participant would be the beneficial owner of the cash and securities held in the Confidential Account. Therefore, an Authorized Participant may require relief from Section 17(a) for in-kind redemptions received by the Confidential Account created and operated on its behalf if the Authorized Participant is itself an affiliated person of the redeeming Fund. Section 17(a) could be understood to prohibit these investors from receiving securities upon redemption. Furthermore, one or more investors, or the specialist in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an specialist, might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under the Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section

[40]	With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Acquiring Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Acquiring Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Acquiring Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.
[41]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more, or in excess of 25%, of the outstanding shares of one or more other registered investment companies (or series thereof) advised by the Adviser, to effectuate redemptions through in-kind transactions.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described. The composition of securities given to a redeeming Confidential Account for the benefit of its Authorized Participant will be the same regardless of the Authorized Participant’s identity, and will be valued under the same objective standards applied to valuing the portfolio securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Acquiring Fund to effect a transaction that is detrimental to the Acquiring Fund. Further, any such in-kind transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.

The Applicants also note that the ability to make redemptions in-kind will aid in achieving a Fund’s objective. The Applicants do not believe that in-kind redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with a Fund’s objective and with the general purposes of the Act. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind redemption values. Therefore, no opportunity is created for the affiliated persons of the Funds described above to effect a transaction detrimental to the other shareholders of a Fund or to Funds affiliated with the Acquiring Fund to effect transactions detrimental to the Acquiring Funds. The proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Acquiring Fund and will be consistent with its investment policies as set forth in its Registration Statement. Moreover, the Acquiring Fund Agreement (defined below) will require any Acquiring Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its Registration Statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, including Confidential Accounts holding Shares for the benefit of their Authorized Participants, regardless of affiliation, will be given the same opportunities with respect to redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the Act. Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act.

VI.	REQUEST FOR SECTION 12(d)(1) RELIEF

A.	EXEMPTION FROM THE PROVISIONS OF SECTIONS 12(d)(1)(A), 12(d)(1)(B) AND 17(a)

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, the Distributor and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B). Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures. Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	THE ACQUIRING FUNDS

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VI.C. below.

C.	PROPOSED CONDITIONS

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VIII, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with Financial Industry Regulatory Authority (“FINRA”) Rule 2341 pertaining to funds of funds (see Section VIII, Condition 16 below).42

In addition, Applicants propose that the requested 12(d)(1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 6, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 6, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate43 and the Fund or a Fund Affiliate44 (see Section VIII, Condition 7 below). Each Acquiring Management Company’s board of directors or trustees, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and Acquiring Fund Sub-Adviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 8, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting45 (see Section

[42]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment
[43]	An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Sub-Adviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.
[44]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.
[45]

An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

VIII Condition 11, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VIII, Condition 17, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII.	LEGAL ANALYSIS

A.	SECTION 12(d)(1) OF THE ACT

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Acquiring Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any broker-dealers to sell Shares to Acquiring Funds in excess of the limits in Section 12(d)(1) (B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.

2.	Concerns Underlying Sections 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) to prevent one investment company from buying control of another investment company.46 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”47

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).48 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).49 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser.

For purposes of this Application, an “Acquiring Fund Sub-Adviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Adviser will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

In addition, Conditions 8 and 10 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 8, 9, 10, 11, 12, and 13

[46]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[47]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[48]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[49]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966).

are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the board of directors or trustees, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 15, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.	SECTIONS 17(a), 17(b) AND 6(c) OF THE ACT

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund, and to engage in any in-kind transactions that may accompany such sales or purchases.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to the Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase and sell Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Trust’s registration statement.50 Further, the Deposit Instruments and Redemption Instruments (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Fund and Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[50]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

C.	DISCUSSION OF PRECEDENT

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous Applicants.51 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the Exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.52 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.53

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the Exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.54 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.55

The relief is similar to the recent relief granted by the Actively-Managed ETF Orders,56 except that the Funds will not publicly disclose their holdings and trading activity, except in accordance with normal disclosure requirements otherwise Applicable to open-end investment companies registered under the Act.57 While the Funds will not disclose their portfolios on a daily basis, the value of each Fund will be transparent through the dissemination of the VIIV. Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of portfolio disclosure will in any way make the Funds more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that eliminating daily portfolio disclosure avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings may be subject.

In addition, since Creation Units will be created solely by the deposit of securities comprising a pro rata slice of a Fund’s portfolio and will typically be redeemed by distributing securities of the Fund’s portfolio to a Confidential Account that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally Applicable to the Funds.

Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is similar to the exemptive relief obtained by previous Applicants.58

[51]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra note 6.
[52]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra note 7.
[53]	See id.
[54]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra note 7.
[55]	See id.
[56]	See, e.g., Grail Order, PIMCO Order, PowerShares Active Order and WisdomTree Orders I and II, supra note 7.
[57]	See, e.g., Bear Stearns Order; PowerShares Active Order and WisdomTree Order I, supra note 7.
[58]	See, e.g., Nuveen Fund Advisors, LLC, et al., supra note 7.

VIII.	CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	ACTIVELY-MANAGED EXCHANGE-TRADED FUND RELIEF

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently state that owners of Shares may tender those Shares for redemption to the Fund in Creation Units through an Authorized Participant.

3.	Once available, the website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: the prior business day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

4.	The Adviser or Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with a Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

5.	The VIIV for a Fund on a per-Share basis will be provided to the market in one second intervals during regular trading hours.

B.	SECTION 12(d)(1) RELIEF

6.	The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a) (20)(A) of the Act.

7.	No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or Fund Affiliate.

8.

The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser is conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

9.	Once an investment by an Acquiring Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Trustees, will determine that any consideration paid by a Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

10.	An Acquiring Fund Adviser, or a trustee or Sponsor, as Applicable, of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, or trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, or trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

11.	No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

12.	The Board, including a majority of the disinterested trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objective and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if Appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders of the Fund.

13.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

14.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Acquiring Fund will execute an Acquiring Fund Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as Applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Appropriate Acquiring Management Company.

16.	Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits Applicable to a fund of funds as set forth in FINRA Rule 2341.

17.	No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows a Fund to purchase shares of an affiliated money market fund.

IX.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

With a copy to:

Jon S. Rand, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:	/s/ Robert Deutsch
Name:	Robert Deutsch
Title:	President and Principal Executive Officer

Dated: June 28, 2017

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	Managing Director

Dated: June 28, 2017

X.	AUTHORIZATIONS

AUTHORIZATION

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Robert Deutsch, in his capacity as President and Principal Executive Officer of the J.P. Morgan Exchange-Traded Fund Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as President and Principal Executive Officer of the Trust and pursuant to the following resolutions adopted by the Trustees of the Trust on March 21-22, 2017:

RESOLVED, that the President and any Vice President of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Application”);

FURTHER RESOLVED, that the President, any Vice President and their designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the Securities and Exchange Commission (“SEC”) (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the “Securities Act”); and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Robert Deutsch
Name:	Robert Deutsch
Title:	President and Principal Executive Officer

Dated: June 28, 2017

AUTHORIZATION

J.P. MORGAN INVESTMENT MANAGEMENT INC.

In accordance with Rule 0-2(c) under the Act, Joanna Gallegos states that all actions necessary to authorize the execution and filing of this Application by J.P. Morgan Investment Management Inc. have been taken, and that as the Managing Director thereof, she is authorized to execute and file the same on behalf of J.P. Morgan Investment Management Inc. and all actions necessary to execute and file such instrument have been taken. Joanna Gallegos further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

J.P. Morgan Investment Management Inc.

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	Managing Director

Dated: June 28, 2017

Exhibit A

VERIFICATION

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of J.P. Morgan Exchange-Traded Fund Trust, that he is the President and Principal Executive Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Robert Deutsch
Name:	Robert Deutsch
Title:	President and Principal Executive Officer

Dated: June 28, 2017

VERIFICATION

J.P. MORGAN INVESTMENT MANAGEMENT INC.

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of J.P. Morgan Investment Management Inc., that she is the Managing Director of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

J.P. Morgan Investment Management Inc.

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	Managing Director

Dated: June 28, 2017

Exhibit B

Initial Fund

JPMorgan Growth and Income Fund: The Fund will seek to provide capital growth over the long-term and to earn income from dividends. Under normal circumstances, the Fund will invest primarily in common stocks. The securities held by the Fund will predominantly be of companies with market capitalizations similar to those within the universe of the Russell 1000 Value Index (which includes both large cap and mid cap companies).